                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                  COMSHARE INC.
                                ----------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    205912108
                                 ---------------
                                 (CUSIP Number)

                                  Ciaran Murray
                             Chief Financial Officer
                              Codec Systems Limited
                            Hyde House, Adelaide Road
                                Dublin 2, Ireland
                                011-353-1-6034300

                                 with a copy to:

                          Ronald A. Fleming, Jr., Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 25, 2001
                              -----------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /_/

---------------------------                                ---------------------
CUSIP NO. 205912108                  13D                      PAGE 2 OF 7 PAGES
---------------------------                                ---------------------


--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSON

            Codec Systems Limited                     I.R.S. I.D. # [   ]
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /_/
                                                                  (b) /_/

--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS               WC
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       /_/
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Ireland

--------------------------------------------------------------------------------
NUMBER OF               7.  SOLE VOTING POWER
SHARES                                  708,800
BENEFICIALLY           ---------------------------------------------------------
OWNED BY                8.  SHARED VOTING POWER
EACH PERSON                                0
WITH                  ---------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER
                                        708,800
                       ---------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            708,800
--------------------------------------------------------------------------------
      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.12%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
                                       CO

---------------------------                                ---------------------
CUSIP NO. 205912108                  13D                      PAGE 3 OF 7 PAGES
---------------------------                                ---------------------



--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSON

            Anthony Stafford                          I.R.S. I.D. # [ ]
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /_/
                                                                  (b) /_/
--------------------------------------------------------------------------------
      3.    SEC USE ONLY

--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS               OO
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       /_/
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Ireland
--------------------------------------------------------------------------------
NUMBER OF               7.  SOLE VOTING POWER
SHARES                                  708,800
BENEFICIALLY           ---------------------------------------------------------
OWNED BY                8.  SHARED VOTING POWER
EACH PERSON                                0
WITH                   ---------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER
                                        708,800
                       ---------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            708,800
--------------------------------------------------------------------------------
      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.12%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN

---------------------------                                ---------------------
CUSIP NO. 205912108                  13D                      PAGE 4 OF 7 PAGES
---------------------------                                ---------------------



      This statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D"), dated May 2, 2001, regarding the common stock (the "Shares"), of Comshare Inc., a Michigan corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Schedule 13D.

      This statement is being filed by Codec Systems Limited ("Codec"), a corporation organized under the laws of Ireland and by Anthony Stafford (collectively, the "Filing Parties"), in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It shall refer only to information which has materially changed since the filing of the
Schedule 13D.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Codec has acquired 708,800 Shares (as reported in Item 5) in the open market at a total cost of approximately $2,187,921 (including commissions). The source of funds for these purchases was working capital of Codec.

      To the knowledge of the Filing Parties, Ronan Stafford, who is a director of Codec, the managing director of Codec Limited (which is a wholly-owned subsidiary of Codec) and the son of Anthony Stafford, acquired 6,700 Shares in the open market on or prior to February 9, 2001 at a total cost of approximately $20,000 (including commissions). The Filing Parties disclaim ownership of the Shares beneficially owned by Ronan Stafford.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Codec is the beneficial owner of 708,800 Shares, or approximately 7.12% of the 9,934,541 Shares outstanding as of March 31, 2001 ( the "Outstanding Shares"), according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter then ended. By virtue of his ownership of 90% of the issued and outstanding voting stock of Codec, Anthony Stafford may be deemed to beneficially own the Shares held by Codec. Anthony Stafford disclaims such beneficial ownership.

      As of the date hereof, to the knowledge of the Filing Parties, Ronan Stafford is the beneficial owner of 6,700 Shares, less than 1% of the Outstanding Shares. The Filing Parties disclaim beneficial ownership of the Shares so held by Ronan Stafford.

(b) Codec has the sole power to vote and to dispose of the Shares beneficially held by it described in (a) above. Anthony Stafford may be deemed to have the same power by virtue of his ownership of 90% of the issued and outstanding voting stock of Codec.

---------------------------                                ---------------------
CUSIP NO. 205912108                  13D                      PAGE 5 OF 7 PAGES
---------------------------                                ---------------------


      To the knowledge of the Filing Parties, Ronan Stafford has the sole power to vote and to dispose of the Shares beneficially held by him described in
      (a) above.

(c) The table below sets forth purchases of the Shares by the Filing Parties during the last 60 days. All of such purchases were effected by Codec on the NASDAQ National Market:


                                                    Approximate Price
                                                      Per Share ($)
                                                      (Exclusive of
         Date (2001)        Amount of Shares           Commissions)
         -----------        ----------------           ------------
             5/4                 10,800                     2.95

             5/23                 7,500                     3.5

             5/24                 5,800                     3.49

             5/25                   700                     3.5

             5/29                 1,400                     3.48

             5/30                 9,800                     3.5

             5/31                12,900                     3.5

             6/1                 10,400                     3.5

             6/7                  5,000                     3.5

             6/11                11,400                     3.48

             6/12                10,600                     3.45

             6/25                13,800                     3.24

             6/27                 3,600                     3.25

             6/29               100,000                     3.68

      To the knowledge of the Filing Parties, none of the persons named in
Schedule I has purchased any Shares during the last 60 days.

(d) No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing

---------------------------                                ---------------------
CUSIP NO. 205912108                  13D                      PAGE 6 OF 7 PAGES
---------------------------                                ---------------------


      Parties and, to the knowledge of the Filing Parties, the Shares beneficially owned by Ronan Stafford.

(e)   Not applicable.

---------------------------                                ---------------------
CUSIP NO. 205912108                  13D                      PAGE 7 OF 7 PAGES
---------------------------                                ---------------------



                                    SIGNATURE

      Each of the following certifies that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of its knowledge and belief.

                                          CODEC SYSTEMS LIMITED

                                          By: /s/ Ciaran Murray
                                            ------------------------------------
                                              Name: Ciaran Murray
                                              Title: Chief  Financial Officer

Dated: July 5, 2001



                                               /s/ Anthony Stafford
                                              ----------------------------------
                                                     Anthony Stafford